Exhibit 99.1

Psychennex Pty Ltd

Company Update

Market Update
May 2023

Psychennex Pty Ltd
A Division of Incannex Healthcare Ltd
(IHL-ASX) (IXHL-NASDAQ)

Disclaimer Not an offer of Securities : This document has been independently prepared by Incannex Healthcare Limited (Incannex) and is provided for informational purposes only . This document does not constitute or contain an offer, invitation, solicitation, or recommendation with respect to the purchase or sale of any security in Incannex . This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction (in particular, the United States), or a securities recommendation . This document is not a prospectus, product disclosure statement or other offering document under Australian law or any other law and will not be lodged with the ASIC . Summary Information : This document contains a summary of information about Incannex and its activities that is current as at the date of this document . The information in this document is general in nature and does not purport to be complete or to contain all the information which a prospective investor may require in evaluating a possible investment in Incannex or that would be required in a prospectus or a product disclosure statement prepared in accordance with the Corporations Act 2001 (Cth) (Corporations Act) . No Liability : The information contained in this document has been prepared in good faith by Incannex, however no guarantee representation or warranty expressed or implied is or will be made by any person (including Incannex and its affiliates and their directors, officers, employees, associates, advisers and agents) as to the accuracy, reliability, correctness, completeness or adequacy of any statements, estimates, options, conclusions or other information contained in this document . To the maximum extent permitted by law, Incannex and its affiliates and their directors, officers employees, associates, advisers and agents each expressly disclaims any and all liability, including, without limitation, any liability arising out of fault or negligence, for any loss arising from the use of or reliance on information contained in this document including representations or warranties or in relation to the accuracy or completeness of the information, statements, opinions, forecasts, reports or other matters, express or implied, contained in, arising out of or derived from, or for omissions from, this document including, without limitation, any financial information, any estimates or projections and any other financial information derived therefrom . Statements in this document are made only as of the date of this document unless otherwise stated and the information in this document remains subject to change without notice . No responsibility or liability is assumed by Incannex or any of its affiliates for updating . Not Financial Product Advice : This document does not it constitute financial product advice or consider your investment objectives, taxation situation, financial situation or needs . This document consists purely of factual information and does not involve or imply a recommendation of a statement of opinion in respect of whether to buy, sell or hold a financial product . An investment in Incannex is considered to be speculative in nature . Before making any investment decision in connection with any acquisition of securities, investors should consult their own legal, tax and/or financial advisers in relation to the information in, and action taken on the basis of, this document . Information in this Document is Confidential : This document and the information contained within it are strictly confidential and are intended for the exclusive benefit of the persons to whom it is given . It may not be reproduced, disseminated, quoted or referred to, in whole or in part, without the express consent of Incannex . By receiving this document, you agree to keep the information confidential, not to disclose any of the information contained in this document to any other person and not to copy, use, publish, record or reproduce the information in this document without the prior written consent of Incannex, which may be withheld in its absolute discretion . Acceptance By attending an investor presentation or briefing, or accepting, accessing, or reviewing this document you acknowledge and agree to the “Disclaimer” as set any information in this document or to inform any recipient of any new or more accurate information or any errors or mis - descriptions of which Incannex and any of its affiliates or advisers may become aware . Forward Looking Statements : Certain information in this document refers to the intentions of Incannex, but these are not intended to be forecasts, forward looking statements, or statements about the future matters for the purposes of the Corporations Act or any other applicable law . The occurrence of the events in the future are subject to risk, uncertainties and other actions that may cause Incannex’s actual results, performance, or achievements to differ from those referred to in this document . Accordingly, Incannex and its affiliates and their directors, officers, employees and agents do not give any assurance or guarantee that the occurrence of these events referred to in the document will actually occur as contemplated . Statements contained in this document, including but not limited to those regarding the possible or assumed future costs, performance, dividends, returns, revenue, exchange rates, potential growth of Incannex, industry growth or other projections and any estimated company earnings are or may be forward looking statements . Forward - looking statements can generally be identified by the use of words such as ‘project’, ‘foresee’, ‘plan’, ‘expect’, ‘aim’, ‘intend’, ‘anticipate’, ‘believe’, ‘estimate’, ‘may’, ‘should’, ‘will’ or similar expressions . These statements relate to future events and expectations and as such involve known and unknown risks and significant uncertainties, many of which are outside the control of Incannex . Actual results, performance, actions and developments of Incannex may differ materially from those expressed or implied by the forward - looking statements in this document . Such forward - looking statements speak only as of the date of this document . There can be no assurance that actual outcomes will not differ materially from these statements . To the maximum extent permitted by law, Incannex and any of its affiliates and their directors, officers, employees, agents, associates and advisers : • disclaim any obligations or undertaking to release any updates or revisions to the information to reflect any change in expectations or assumptions ; • do not make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of the information in this document, or likelihood of fulfilment of any forward - looking statement or any event or results expressed or implied in any forward - looking statement ; and • disclaim all responsibility and liability for these forward - looking statements (including, without limitation, liability for negligence) . PSYCHENNEX PTY LTD 2

PSYCHENNEX

Mental unwellness is the defining health crisis of our time. It affects millions of people in many ways. Traditional treatments successfully enable a number of those affected to manage their symptoms but many are left behind, their illness unresponsive to those treatments.

Psychennex Pty Ltd

Psychedelic-assisted psychotherapy offers the hope of sustained improvement to the significant proportion of people for whom traditional treatment has not worked.

Psychennex is pioneering the Australian psychedelics sector via its clinical research programs and its move into service delivery through its Clarion Clinics Group.

PSYCHENNEX PTY LTD

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PSYCHEDELIC ASSETS

Psychennex Pty Ltd

All of IHL's psychedelic assets in one place.

Improving the quality of life for people who suffer debilitating and intractable mental health conditions.

Psychennex Pty Ltd is the holding company for:

- INTELLECTUAL PROPERTY FROM:
  - PsiGAD Clinical Trials
  - MOVER License
  - All future psychedelic clinical trails
- PSYCHEDELIC PRODUCT DEVELOPMENT
- DISTRIBUTION CONTRACTS FOR PSYCHEDELIC DRUGS
- PSYCHEDELIC CLINIC SUBSIDIARIES

PSYCHENNEX PTY LTD

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GROUP STRUCTURE The Psychennex Group Structure has been designed to hold all IHLʼs psychedelic assets to facilitate coordinated management and potential future exit. Psychennex Group Structure Clarion Clinics Licensing & Franchising Pty Ltd Clarion Model Clinic Pty Ltd IHL Ltd P s y c h e n n ex Pty Ltd Clarion Clinics Group Pty Ltd PSYCHENNEX PTY LTD 5

LEADERSHIP

Experienced Business Leadership

Peter Widdows

Peter, a long time IHL director, is leading the Psychennex businesses.

"Being entrusted to deliver something which has the potential to materially improve the health of so many people is a privilege I take stock of everyday. It reinforces my drive to make this venture successful."

30 Years of Senior Business Leadership



- HJ Heinz – CEO covering:
  - *Australasia & large part of Asia, 18,500 employees & Multi-billion dollar revenues*
- Director: Youi insurance
- Chairman: Sunny Queen Australia
- Extensive international business leadership experience
- Chartered Accountant

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ASSETS

Three Distinct Asset Groups

01

02

03

Strong revenue drivers

Psychennex has a strong platform of clinical IP, in house drug assets and service delivery capability to drive strong near term revenue.

01 Intellectual Property from Clinical Trials

02 cGMP Psylocybin

03 Psychedelic-Assisted Psychotherapy Clinics

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REVENUE STREAMS

Multiple Revenue Streams

Strong revenue streams

Within each of its asset platforms are multiple near term revenue stream plans.

STREAM ONE

Intellectual Property from Clinical Trials

- Global licensing fees

STREAM TWO

cGMP Psilocybin

- Sale to IHL Clinics
- Sale to IHL Franchisees & Licensees
- External sale to other clinics

STREAM THREE

Clarion Clinics Group

- Operation and ownership of clinics
- Training of psychotherapists
- Franchising & licensing

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TRIALS & ASSETS

Clinical Trials & IP Assets

Potential Market for IP Assets

A$1.5B

01

PsiGAD

02

Virtual Reality Augmented Psychedelic-Assisted Psychotherapy

03

Clinics as Trial Sites

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TRIALS & ASSETS

Clinical Trials
& IP Assets

PsiGAD - Phase 2 Clinical Trial

Psychedelic-Assisted Psychotherapy for Generalised Anxiety Disorder.

Psychennex is completing a phase 2 clinical trial at the Monash University BrainPark, under the supervision of Prof. Suresh Sundram, Dr. Paul Liknaitzky and Prof. Murat Yucel.

01

PsiGAD

- 55 of 72 Patients completed trial so far – No patients have dropped out
- Power analysis of interim results shows strong probability (85%* with 95% CI) of statistically significant benefit at end of trial
- Mid point DSMB reported no safety or trail design concerns
- Trial completion due Q4 2023

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TRIALS & ASSETS

Clinical Trials
& IP Assets

Virtual Reality (VR)

Psychedelic-Assisted Psychotherapy Augmented by Virtual Reality.

Psychennex has an exclusive, perpetual, global license over ground-breaking virtual reality technology developed at the BrainPark in Monash University.

02

Virtual Reality Augmented Psychedelic-Assisted Psychotherapy

- Exclusive global license over immersive virtual reality technology developed at BrainPark Monash university
- To be used in conjunction with psychedelic-assisted psychotherapy by providing triggering stimuli in a controlled manner
- Potential to treat multiple anxiety disorders

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TRIALS & ASSETS

Clinical Trials
& IP Assets

Clinical Trial Sites

We will conduct clinical trials as a commercial provider and continue to gather clinical data.

Psychennex clinics will provide clinical trail services where capacity allows on a commercial basis to 3rd parties. It will also continue to collect clinical data from treatments to support efforts in regulatory approval and Medicare approval.

03

Clinics as Trial Sites

- Commercial Provider of Clinical Trials
- Continued Data Collection from Patients
- Health Economics and Clinical Results to Support Regulatory Approval
- Ongoing Data Driven Protocol Development

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MA N U F A C T U R I N G cGMP Psilocybin Psychennex Licensed and Franchised External Clinics Clinical Trials S U PP L Y T O Psychennex has entered a manufacturing agreement with Catalent, which will deliver its own cGMP psilocybin product. M a n u fa c t u ri ng Agreement While sales in early years will be modest, they are expected to grow as the treatment becomes more mainstream . SCALING PSYCHENNEX PTY LTD 13

I N T R O D UC I NG The Clarion Clinics Group CLARION CLINICS 14 The worldʼs leading Psychedelic - Assisted Psychotherapy Clinics

CLARION CLINICS GROUP

The company's move into clinical service delivery is the natural next step in its efforts to reduce the mental health burden society faces. Giving us the capability to treat many more patients than we could in a trial setting.

Own and operate

Established to own and operate a chain of psychedelic-assisted psychotherapy clinics, nationally and internationally.

World class

Partly owned and clinically directed by 3 world class mental health professionals with incomparable experience in Australia.

Rapid expansion

Designed for rapid expansion capability through ownership and license/franchise options.

Effective treatment

Goal to deliver ethical and effective treatment to over 1 million people.

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LEADERSHIP

World Class Clinical Leadership

Clinical Experts

Experience with psychedelic drugs in conjunction with psychotherapy is rare in Australia. Psychennex has partnered with Australia's most experienced and able clinical experts in this field, creating a strong competitive advantage.

Dr Paul Liknaitzky
Co-Founder, Director, Chief Strategy and Scientific Officer

Professor Suresh Sundram
Co-Founder, Director and Head Of Psychiatry

Sean O'Carroll
Co-Founder, Director and Head Of Psychotherapy

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CLINICAL EXPERT

Dr Paul Liknaitzky

Co-Founder, Director, Chief Strategy and Scientific Officer



"The safe, useful, and ethical translation of clinical psychedelic research into practice has been at the forefront of my mind for some years, as we conduct trials and learn first-hand about the potential and the complexity of providing psychedelic therapies.

I feel motivated now to contribute to a community-based service where we can draw on our substantial experience in coordinating and delivering this treatment, alongside a wealth of treatment and training resources, and an extensive network of mentors and collaborators from around the world."

Paul Liknaitzky is Head of the Clinical Psychedelic Lab at Monash University, and Chief Principal Investigator on a program of psychedelic trials. He is a Senior Research Fellow within both the Dept of Psychiatry and the Turner Institute at Monash University, and earned an Honours in Neuroscience and a PhD in Psychology from the University of Melbourne.

In Australia, Liknaitzky has played a central role in establishing the field of psychedelic research, is an Investigator on several of the country's initial psychedelic trials across multiple institutions, has coordinated a number of psychedelic therapist training and supervision programs, and leads the first clinical psychedelic lab.

He has been invited to deliver numerous academic, professional, and public talks on psychedelic science, and has been interviewed on the topic for television, documentaries, print media, radio, and podcasts.

Liknaitzky supervises a team of over 40 researchers, clinicians and students, co-convenes the Australasian Research Group for Psychedelic Science, and is a member of a number of Scientific Advisory Boards.

He has Adjunct or Honorary appointments at St Vincent's Hospital, the University of Melbourne, Swinburne University, and Deakin University.

His work is focused on a rigorous program of research in clinical psychedelics that seeks to innovate on treatment design, evaluate therapeutic effects, mitigate known risks, explore potential drawbacks, and understand therapeutic mechanisms.

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CLINICAL EXPERT

Professor Suresh Sundram



"The down-scheduling of certain psychedelic treatments for certain conditions is an important transition point to establish the utility and role of psychedelic-assisted psychotherapy in mental illness. Providing a custom-tailored environment in order to deliver the best possible therapeutic experience is critical. To enable this, and to evaluate and deliver outcomes, is a rare opportunity."

Co-Founder, Director and Head Of Psychiatry

Professor Sundram (MBBS, MMed, FRANZCP, PhD) is a psychiatrist and neuroscientist committed to understanding the biological foundations of schizophrenia and related disorders in order to improve the lives of affected patients and families through the development of relevant biomarkers and ultimately disease modifying treatments.

He is Chair and Head, Department of Psychiatry, School of Clinical Sciences, Monash University; Director of Research, Mental Health Program, Monash Health; and Clinical Director, Cabrini Outreach. He is co-Chair of the Monash Partners Neuroscience and Mental Health Theme.

At Monash University and Monash Health, he established and leads the Translational Molecular Psychiatry program with over 25 staff and students which uses a recursive bedside to bench and back philosophy to discover new molecules and genes of relevance to the major psychiatric disorders.

Prior to these roles he established and led a molecular laboratory at the Mental Health Research Institute in conjunction with a clinical research laboratory at the Northern Hospital which transferred to the Florey Institute of Neuroscience and Mental Health where he also was appointed as Head of the Statewide Psychotropic Drug Advisory Service.

Professor Sundram has conducted in excess of 40 phase II, IIIA, IIIB and IV industry sponsored and investigator initiated clinical trials with multiple pharmaceutical companies. Currently, he co-supervises the Clinical Psychedelic Laboratory at Monash University conducting cutting edge clinical research using psychedelic agents in mental disorders.

He has held a number of international roles including: current President-elect, Asian College of Neuropsychopharmacology; expert consultant, United Nations High Commissioner for Refugees; Member, Joint Advisory Committee to the Governments of Australia and Nauru on Nauruan Regional Processing; Co-Chair, Asian Schizophrenia Network; Executive Committee Member and Member, Section on Developing Countries, World Psychiatric Association.

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CLINICAL EXPERT

Sean O'Carroll



"There are very few experienced psychedelic-assisted psychotherapists in Australia, and the team we are assembling includes many of the most experienced practitioners in the country. We take this responsibility seriously and are uniquely placed to support the emergence of psychedelic-assisted psychotherapy as a safe and efficacious new treatment modality."

Co-Founder, Director and Head Of Psychotherapy

Sean is the Lead Psychotherapist and Trainer with the Clinical Psychedelics Lab at Monash University. He has conducted training for numerous other psychedelic research teams and individuals, including teams from Swinburne University and Curtin University. He works as a psychedelic-assisted psychotherapy consultant within the industry - both academic and commercial - with an emphasis on psychotherapy training and protocol development.

Sean has a background in academic philosophy, earning his Honours in Philosophy from the University of Western Australia in 2004, before going on to study psychotherapy and experiential therapy. He opened his private psychotherapy practice in Melbourne in 2011, and works as an integrative psychotherapist, trainer, and academic. He is a qualified Dancing Freedom instructor (ecstatic dance), and has a longstanding interest in the use of "non-ordinary states" in healing and ceremony. He completed his Masters by Research in Experiential Therapy in 2017. He completed the MDMA Training Program with MAPS (Multidisciplinary Association for Psychedelic Studies) in 2021.

Sean is the director of the Wild Mind Institute, which he founded in 2014. Through the institute, he has trained hundreds of mental health practitioners in psychedelic-assisted psychotherapy, "bad trip" integration, and eco-psychotherapy.

Since 2019, Sean's primary focus has been on supporting the emergence of psychedelic-assisted psychotherapy in Australia as a safe, efficacious, and affordable treatment.

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CLARION CLINICS GROUP

Clarion Clinics Group Pty Ltd

Clarion Clinics Group Pty Ltd is the home of Psychennex's clinics business.

15.5% owned by its clinical leaders and 84.5% by Psychennex Pty Ltd.

Wholly owns and operates all company owned clinics, except 'model' clinic

Owns 100% of Clarion Clinics Licensing and Franchising Pty Ltd

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TREATMENTS

Leading Edge Treatments

The transfer of psychedelic-assisted psychotherapy from a clinical trail setting to a treatment setting will create commercially scalable treatment protocols and valuable intellectual capital.

01.

MDMA Assisted Psychotherapy for PTSD

02.

Psilocybin Assisted Psychotherapy for TRD

03.

Psilocybin Assisted Psychotherapy for Generalised Anxiety Disorder

(Post Approval)

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PTSD

Post-traumatic Stress Disorder

Post-traumatic stress disorder (PTSD) is a disorder that develops in some people who have experienced a shocking, scary, or dangerous event.

It is natural to feel afraid during and after a traumatic situation. Fear triggers many split-second changes in the body to help defend against danger or to avoid it.

This "fight-or-flight" response is a typical reaction meant to protect a person from harm. Nearly everyone will experience a range of reactions after trauma, yet most people recover from initial symptoms naturally.

Those who continue to experience problems may be diagnosed with PTSD. People who have PTSD may feel stressed or frightened, even when they are not in danger.

According to the 2007 National Survey of Mental Health and Wellbeing, an estimated 12% of Australians experience PTSD in their life (lifetime prevalence), with women being at almost twice the risk of men (15.7% and 8.6% respectively) (ABS 2008).

According to the 2017-18 National Health Survey, an estimated 1.7% of women and 1.3% of men reported that they had been told by a doctor, nurse, or health professional that they have PTSD (point prevalence estimate) (ABS 2019).

12% of Australians experience PTSD in their lifetime

1.5% of Australians suffer from PTSD at any given time

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TRD

Treatment Resistant Depression (TRD)

Depression is considered treatment resistant when the patient has failed to respond to two types of intervention.

The Australian Department of Health and Aged Care estimates that, of the 4.1% of the population who suffer from depression, 26.5% experience treatment resistant depression.

Other supporting data studies show similar results:

"Our results suggest that between 29% and 46% of depressed patients fail to respond fully with antidepressant treatment of adequate dose and duration.

In particular, although partial response appears to occur in 12% to 15% of the depressed patients studied, nonresponse is observed in 19% to 34% of this population."*

"From an epidemiologic point of view, because the prevalence of depression has been estimated to vary from 2.6% to 5.5% in men and from 6.01% to 11.8% in women, one must conclude that treatment-resistant depression is a very common clinical problem that is likely to affect more than one third of depressed patients."*

4.1% of Australians suffer from depression

26.5% of them experience TRD

Fava M, Davidson KG. Definition and epidemiology of treatment-resistant depression

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MARKET

Addressable Market

TRD and PTSD are highly prevalent in society, with PTSD affecting 1.5% of the population at any given time and TRD affecting 1.1% of the population.

	Australia	Advanced Nations
Population	26,100,000	1,200,000,000
PTSD		
Lifetime prevalence of PTSD (12%)**	3,132,000	144,000,000
Point Prevalence (1.5%)**	391,500	18,000,000
TRD		
Prevalence of Depression***	1,070,100	49,200,000
Prevalence of TRD (26.5% of above)***	283,577	13,038,000
Addressable Market (People)	675,077	31,038,000
Total Addressable Market ($)	13,501,530,000	620,760,000,000
Psychedelic-Assisted Psychotherapy Penetration		
PTSD****	20%	20%
TRD****	15%	15%
Annual Patient Demand Estimate - PTSD	78,300	3,600,000
Annual Patient Demand Estimate - TRD	42,536	1,955,700
Total Annual Target Market (People)	120,836	5,555,700
Total Annual Target Market ($)	2,416,729,500	111,114,000,000

**Source: Australian Institute of Health & Welfare (Aus Gov)*

***The number of people suffering PTSD at any given time. Source Australian Institute of health and Welfare (Aus Gov)*

****Source: Australian Govt Department of Health and Aged Care.*

*****Estimate is based on a number of factors: affordability of treatment, willingness to be treated, etc.
This percentage will grow significantly as treatment becomes more widely accepted and government funding is available.*

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Domestic Expansion Plans MA R K E T E X P A N S I O N Clarion has plans to expand rapidly and help as many patients as possible . However, the market is expected the be under - supplied into the foreseeable future . M ode l Clinic S y dn e y Clinic 1,500 3 , 4 28 3 , 4 28 3 , 4 28 3 , 4 28 M elbourn e Clinic 1 , 000 3 , 4 28 3 , 4 28 3 , 4 28 3 , 4 28 Bris b an e Clinic 1,500 3 , 4 28 3 , 4 28 3 , 4 28 S y dn e y 2 Clinic 1,500 3 , 4 28 3 , 4 28 P e r t h Clinic 1 , 000 2 , 000 2 , 000 A de l aid e Clinic 1 , 000 2 , 000 2 , 000 Gol d C o as t Clinic 750 1,500 1,500 Canber r a Clinic 750 1,500 1,500 O t he r R egiona l Clinics 2 , 000 4 , 000 P l anne d Ca p a city 400 3 , 100 9 , 156 16 , 184 23 , 692 25 , 692 M ar k e t S i z e 12 0 , 8 36 123,253 128 , 1 8 3 1 4 1 , 001 155 , 101 1 7 0 , 611 % of Market Treated by Clarion Group * 0.33% *This is noĚ markeĚ share as we believe Ěhe available capaciĚy will noĚ meĚ Ěhe markeĚ for some Ěime, so people who wanĚ ĚreaĚmenĚ will go unĚreaĚed. 2.52% 7 . 14% 11 . 48% 15.28% 15 . 06% 2 0 23 400 2024 600 2 0 25 800 PATIENT CAPACITY 2 0 2 6 900 2 0 27 980 2028 980 CLARION CLINICS 25

Helping Provide More Accessible Treatment A C C E S S I B I L I T Y Clarion Group is committed to making psychedelic - assisted psychotherapy accessible to everybody who will benefit from it. The group is actively working on numerous patient funding opportunities. Funding options Medicare Mental Heath Plan and Private Insurance Subsidy. Work With Medicare and Department of Health for Full Patient Funding. Veterans and First Responder Associations Funding. Charitable Contributions. Psychennex Pro - Bono Treatments. CLARION CLINICS 26

PROTOTYPE

Model Clinic

The first Clarion Clinic will open in Melbourne's inner-north later this year.

The Model clinic will serve as a prototype for the Company's planned rapid roll-out of further clinics. While being a prototype, the clinic will be run at a commercial scale and is a significant business in its own right.

Opening

Q3 2023

Location

Abbotsford Riverfront, Melbourne

Capacity

Patient Capacity
– 600 in normal working hours
– 1,000 in extended operating hours

Stage One

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EXPANSION

Franchised and Licensed Clinics

At each step, the company will decide whether owning or licensing/franchising the clinics is the better option, based on speed to market, financial returns and management capability.

Commencing

2024

Existing & New Operators

Target 80+ Clinics

License/Franchise Revenue

Based on a percentage of clinic revenue



Stage Two

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EXPANSION

International Expansion

International expansion will be dictated by the regulatory and competitive environment of target geographies.


Stage Three

Seek Licensing and Franchising Partners

All geographies where legislation allows

Open Owned Clinics

Major populations centres where legislation allows

Targets

To be determined as opportunity arises

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INDUSTRY

Competition

A number of providers, motivated by the down-scheduling of MDMA and psilocybin, have said they will enter the market for psychedelic-assisted psychotherapy. We believe that ethical and competent competition will be good for the industry.

It will offer the patients a choice of providers and also help to meet what is expected to be a surplus of demand over capacity for the foreseeable future.

At Clarion Group we believe that we have strong advantages over most other providers in that:

01.

We are clinically led by a world class team of psychedelic-assisted psychotherapy experts, with extensive experience in the application.

02.

We have a team of dedicated therapists who understand and have hands on experience in psychedelic-assisted psychotherapy.

03.

Our services will be solely dedicated to the provision of psychedelic assisted psychotherapy and our knowledge in this specific treatment.

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Exit Options E X IT IHL will continually evaluate its options regarding the exit of Psychennex Pty Ltd based on what is most beneficial to IHL shareholders . I P O Trade Sale Continued Ownership CLARION CLINICS 31

I n v e s t o r & M e d i a E n q u i r i e s For investor related enquiries please contact: Peter Widdows peterwiddows@clarionclinics.com Market Update May 2023 Psychennex Pty Ltd A Division of Incannex Healthcare Ltd (IHL - ASX) (IXHL - NASDAQ)